Exhibit 99.1

Fuwei Films Discusses Proceedings Related to Three of its Stockholders

BEIJING, June 25 /Xinhua-PRNewswire-FirstCall/ -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL - News; "Fuwei Films") today stated that it had become aware of reports that Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou are involved in an investigation conducted by the Chinese Communist Party that began in May and mid-June 2007. Mr. Jun Yin is a 53% shareholder of Fuwei Films and Mr. Tongju Zhou, a director of Fuwei Films, together with Mr. Duo Wang, indirectly own 14% of Fuwei Films. None of these individuals are involved in Fuwei Films' day-to-day operations.

Upon Fuwei Films' receipt of what it deems to be credible, accurate and verifiable information relating to such investigation, it will promptly notify the public thereof. Unofficial sources have reported that the inquiry relating to these three individuals is as a result of the ongoing financial dispute between Weifang Neoluck Group ("Neoluck") and a certain Chinese asset management company. Messrs. Yin, Zhou and Wang are the former management executives of Neoluck. Although Fuwei purchased certain equipment formally owned by Neoluck through a public auction, Neoluck does not have any current relationship with Fuwei Films.

Fuwei Films has not received any written notification or written confirmation from any government authority or any formal official channel regarding the proceedings of the investigation. Any of the news obtained by Fuwei Films as of this date has been solely obtained from non-official channels such as the Internet and non-mainstream media sources as well as some mainstream media reports.

At this time, there has not been any judicial or formal official notification to Fuwei Films that there has been any conclusion that would contradict any facts disclosed in our SEC filings relating to our purchase of certain state-owned equipment that is used in connection with our business. The day-to-day operations of Fuwei Films have been unaffected by the investigation and the existing management team remains intact and we have no reason at the moment to believe that our business will be adversely affected by this investigation.

About Fuwei Films

Fuwei Films conducts its business through its wholly-owned subsidiary Shandong Fuwei Films Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's recently revised website at http://www.fuweiholdings.com or review the Company's annual report and other documents for free at http://www.sec.gov .

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

Corporate Insights
Robert Schechter, Investor Relations
Tel:     +1-646-234-3624
Email: rschechter@corp-insights.com

Fuwei Films (Holdings) Co., Ltd.
Investor Relations Department
Tel:     +86-10-8518-5620
Email: fuweiIR@fuweifilms.com
Web:  http://www.fuweiholdings.com

Source: Fuwei Films (Holdings) Co., Ltd.